

July 8, 2010

Ayman Ashour
Chief Executive Officer
Identive Group, Inc.
1900-B Carnegie Avenue
Santa Ana, California 92705

> **Re:** **Identive Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 000-29440**

Dear Mr. Ashour:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

General

1.   We note that portions of your business, particularly sales of your smart card readers and chips, are impacted by governmental budget cycles. Please tell us why you have not included in your Business section disclosure regarding the seasonality of your business. See Item 101(c)(1)(v) of Regulation S-K.

2.   We note your significant business relationship and reliance upon contracts with government entities (as highlighted in your Risk Factors section). Please tell us why you have not included in your Business section disclosure regarding the

portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Customers, page 13

3.   You indicate that no single customer accounted for in excess of ten percent of your total revenue in 2009. However, we note that you derive a substantial portion of your revenue "from contracts with international, federal, state and local governments and government agencies, and subcontracts under federal government prime contracts." In view of the foregoing, please enhance your disclosure to present to investors the percentage of total revenue in 2009 attributable to (i) all government-related business collectively, including revenues derived from any government agencies, offices and/or units, and (ii) all U.S. government-related business, collectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

4.   We note disclosure in your Management's Discussion and Analysis section indicating that you have experienced "ongoing pricing pressure and material cost increases." Please tell us what consideration you gave to discussing, in quantitative as well as qualitative terms, the impact of inflation and changing prices on your net revenue and on income (loss) from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

5.   We note within your discussion of fluctuations in revenue, gross profits and operating expenses that there are several instances where two or more sources of a material change have been identified, but the source that contributed to the change was not quantified. Additionally, there are several instances where only the factor which "primarily" contributed to a change is identified, and such factor is not subsequently quantified nor are any offsetting factors discussed. For example, refer to your disclosure regarding changes in revenue in the Digital Media and Connectivity business segment from 2007 to 2008. Please tell us how you have considered quantifying each source that contributed to a material change, and any offsetting factors, in Management's Discussion and Analysis pursuant to Section III. D of SEC Release 33-6835. For instance, at a minimum, tell us your consideration for quantifying the impact of the Hirsch acquisition on such fluctuations. Please note that prefacing the reference to sources of changes with the words "primarily", "mainly" and "mostly" obscures the ability of the reader to identify the material sources of the change. This comment also applies to your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Liquidity and Capital Resources, page 59

6.   We note that you currently expect your capital resources should be sufficient to
        meet your operating and capital requirements at least through the end of 2010.
        We further note your history of cash flows used in operations as well as your
        reduced cash balance and working capital position as of December 31, 2009. Tell
        us your consideration of providing enhanced disclosures that discuss your ability
        to meet your current cash requirements over both the short-term and long-term.
        We refer you to Section IV.B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 60

7.   We note your critical accounting policy and footnote disclosures regarding
        goodwill impairment testing. Tell us your consideration of providing enhanced
        disclosures that more fully describe the estimates and assumptions included in
        your assessment and evaluation of goodwill impairment. In this respect, we have
        identified the following areas where we believe an additional discussion would
        enhance your disclosures:

        •   Disclose the reporting units used in your analysis; indicate how the reporting
            units are identified; provide the amount of goodwill allocated to each
            reporting unit and explain in greater detail how you estimate the fair value of
            each reporting unit;
        •   Discuss the carrying value and fair value for each reporting unit as of the date
            of your most recent step-one test. Alternatively, disclose the percentage by
            which the fair values exceed the carrying values for each unit; and
        •   For those reporting units in which the fair values do not exceed their carrying
            values by significant amounts, describe the potential events and/or changes in
            circumstances that could reasonably be expected to negatively affect the key
            assumptions used in determining fair value.

Contractual Obligations, page 64

8.   We note that you have classified a portion of the liability due to related parties as
        both a short-term and long-term obligation within your consolidated balance
        sheet. Please tell us why you believe this obligation should be excluded from the
        table. In addition, tell us what consideration you gave to the inclusion of FIN 48
        liabilities in your table of contractual obligations. We refer you to Item 303(a)(5)
        of Regulation S-K and Discussion Document E of the SEC Regulations
        Committee Meeting on April 17, 2007.

Consolidated Financial Statements

Note 2. Acquisition of Hirsh Electronics, page 78

9.   We note from your disclosures that you obtained a third-party valuation report in connection with the Hirsch acquisition. Please describe the nature and extent of the specialists' involvement in determining the fair value of the consideration transferred and measuring the identifiable intangible assets acquired and liabilities assumed. Tell us your consideration of whether the specialist is an expert and whether an expert's consent following Securities Act Rule 436(b) of Regulation C is necessary.

Note 16. Related Party Transactions, page 96

10.   We note that you have recorded a related party liability associated with the 2009 Settlement Agreement that became effective upon the acquisition of Hirsch on April 30, 2009. Tell us your consideration of disclosing the annual payment amounts for each of the next five years following the date the latest balance sheet is presented. We refer you to the guidance in FASB ASC 470-10-50. In addition, explain why the activity due to this liability is being presented as an operating activity instead of a financing activity within your statements of cash flows.

Item 9A. Controls and Procedures, page 101

11.   Tell us your consideration of providing a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." We refer you to Item 308T of Regulation S-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

General

12.   Item 402(a)(3) of Regulation S-K requires that you provide compensation information for all individuals serving as your principal executive officer (PEO) during the reportable fiscal year, all individuals serving as your principal financial officer (PFO) during the reportable fiscal year, and three of your most highly compensated executive officers other than your PEO and PFO who were serving as executive officers at the end of the reportable fiscal year. We note that you

provide compensation information for your PEO, former PFO, interim PFO and two of your most highly compensated executive officers other than your PEO and interim PFO who were serving at December 31, 2009. We further note that Mr. Chhor's employment with the company terminated effective June 30, 2009. Accordingly, it appears as though you may have omitted information with respect to an additional executive officer. Refer to Item 402(a)(3)(iii) of Regulation S-K. Please explain to us how you determined that this disclosure was not required.

Overview of Compensation Program, page 36

13.   Please provide clear disclosure addressing how each compensation component and your decisions regarding these components impact other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K. In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please further elaborate on your existing disclosure regarding the impact of German labor practices on your compensation program.

14.   We note that you do not currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity). If you have a formula of any type, please describe what that formula is. If you have something less than a formula, such as a preference or practice in allocating between cash and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies, including analysis of how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation. Refer to Item 402(b)(2)(ii) of Regulation S-K.

Compensation Risk Assessment, page 37

15.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Compensation Elements, page 37

16.   Your Compensation Discussion and Analysis section should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009 for each of the named executive officers identified in the Summary Compensation Table. Your discussion of the various elements of compensation does not specifically explain how you arrived at the amounts paid for each named executive officer. For example, we note minimal discussion and analysis of how the Compensation Committee determined (i) base salaries and (ii)

maximum cash bonus and equity award targets established for your named executive officers, and why each such level was appropriate. By way of further example, we note that you indicate that base salaries are based on "competitive market practice," but fail to define the relevant metrics and describe the specific factors considered by the Compensation Committee in reaching this conclusion. Please provide a more focused discussion, on an individualized basis, that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Discuss the specific factors considered by the Compensation Committee in ultimately approving each form of compensation, including the reasons the amounts paid to each named executive officer are believed appropriate and how the Compensation Committee assessed the competitiveness of management's salary structure. Refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

Incentive Cash Bonuses, page 38

17. You disclose that no cash bonuses were awarded in fiscal 2009 under either the quarterly or annual components of your 2009 executive bonus plan or sales commission plan because your executive officers waived their eligibility to receive bonus payments during 2009. Notwithstanding the foregoing, pursuant to the Summary Compensation Table, you disclosure that Mr. Wimmer was paid $11,522 during 2009 pursuant to the executive bonus plan. Please advise. Additionally, we note that you have failed to provide a focused quantitative disclosure of the specific quarterly and annual operating profit targets and corporate goals utilized in determining incentive compensation for your named executive officers during 2009 and the extent to which target or maximum levels of performance goals were achieved by each named executive officer (notwithstanding their voluntary waiver of any right to receive such awards). Refer to Item 402(b) of Regulation S-K. Please provide the required disclosure regarding your 2009 executive bonus plan and sales commission plan or explain why you do not believe such disclosure is required.

Long-Term Equity Incentives, page 39

18. It appears that each of Messrs. Rohaly, Mueller and Wimmer received annual "top-up" awards in April 2009. Please advise whether these awards were discretionary or based upon the satisfaction of pre-established criteria. If discretion was exercised, for each such executive officer please disclose why the Compensation Committee determined that an additional stock award was appropriate. In either case, disclose how the amount of each award was determined. We would expect such disclosure to include specific discussion of the established performance goals for 2009, how each officer's actual performance measured against such stated goals, and, if applicable, analysis

regarding the positive results generated by each such officer's performance that inspired the Compensation Committee to exercise its discretion in awarding those options.

Summary Compensation Table, page 41

19.   We note that column (g) of the Summary Compensation Table reflects a payment of $47,863 to Mr. Chhor in 2009 and that the amount reflected as salary in column (c) of the Summary Compensation Table includes a release period payment of 45,000 Euros. We further note that Mr. Chhor had earlier agreed to forfeit his eligibility to receive bonus payments in 2009, and that both of the aforementioned amounts were paid pursuant to the terms of his termination agreement. In view of the foregoing, please explain why these awards are not properly reportable as other compensation in column (j) of the Summary Compensation Table. Refer to Item 402(c)(2)(ix)(D) of Regulation S-K.

Employment Agreements; Termination/Change in Control Arrangements, page 46

20.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreement you describe. See paragraphs (b)(1)(vi) and (j)(3) of Item 402 of Regulation S-K. Also, in Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Compensation Committee Interlocks/Insider Participation, page 50

21.   We note that one of the members of your compensation committee, Mr. Liebler, is involved in a transaction with the company which is reportable pursuant to Item 404 of Regulation S-K. Although you disclose this transaction on page 53, please be advised that Item 407(e)(4)(c) of Regulation S-K requires disclosure under this heading of any relationship requiring disclosure under Item 404 of Regulation S-K. In future filings, please confirm that you will disclose such relationships in the manner prescribed by Item 407(e)(4)(c) of Regulation S-K. To avoid duplicative disclosure, you may include a cross-reference to the compensation committee interlocks heading in your section on related party transactions.

Compensation Committee Report, page 50

22.   Please clarify whether Mr. Turner served on your Compensation Committee during 2009 and at the end of 2009. We note inconsistent disclosures regarding Compensation Committee membership on pages 10 and 50. If Mr. Turner did

serve on the Compensation Committee during 2009, please explain why Mr. Turner's name does not appear below the required disclosure in the Compensation Committee report. Refer to Item 407(e)(5)(ii) of Regulation S-K and Question 133.07 of our Compliance and Disclosure Interpretations pertaining to Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership, page 29

23.	Item 403(a) of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, you must identify all persons who, directly or indirectly, have or share voting or investment control of the securities presented. Please revise your disclosure to clearly present by footnote the natural person or persons having sole or shared voting and investment control over the securities held by each of Mountain Partners AG, BH Capital Management AG, and Lincoln Vale European Partners Master Fund, L.P. If appropriate, consider revising your footnotes pertaining to beneficial ownership information with respect to Messrs. Wenzel and Liebler to ensure consistency and accuracy of disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief